EXHIBIT 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES FOURTH QUARTER
AND YEAR END 2007 RESULTS

Double-Digit Growth Continues With Record Revenues of $75.5 Million:
38.3% and $20.9 Million Increase Over Pro Forma Prior Year Period
________________________________________________________________________

BELLEVUE, WA, October 1, 2007 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three months and year ended June 30, 2007.

For the three months ended June 30, 2007, Radiant reported a net loss of $86,000 on $23.4 million of revenues, or $0.00 per basic and fully diluted share. For the three months ended June 30, 2006, the Company had $14.7 million in revenues and net income of $98,000.

For the year ended June 30, 2007, Radiant reported net income of $163,000 on $75.5 million of revenues, or $0.00 per basic and fully diluted share. For the year ended June 30, 2006, the Company had $26.5 million in revenues and net income of $71,000. The year ended June 30, 2007 has twelve months of Airgroup operations compared to six months for the same comparable period last year as Airgroup was acquired January 1, 2006.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $347,000 for the three months ended June 30, 2007 which includes $179,000 in start-up costs associated with the launch of the Company’s international service offering, compared to adjusted EBITDA of $430,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $1,412,000 for the year ended June 30, 2007 which includes $263,000 in international start-up costs, compared to adjusted EBITDA of $552,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Airgroup as of July 1, 2005 which is included on the Company’s Form 10-K for the fiscal year ended June 30, 2007 and filed October 1, 2007.

The Company completed its platform acquisition effective January 1, 2006, when it purchased Airgroup Corporation (“Airgroup”), a Seattle, Washington-based, company providing a full range of domestic and international freight forwarding services. Founded in 1987, Airgroup services a diversified account base including manufacturers, distributors and retailers through its extensive network of exclusive agent offices across North America.

According to Company CEO, Bohn H. Crain, “Since our acquisition of Airgroup in January 2006, we have made significant progress in the build-out of our network of exclusive agency offices (growing from 34 to 42 offices), as well as enhancing our back-office infrastructure and transportation and accounting systems. We expect this trend to continue. At the same time, we continue to look for opportunities to accelerate our growth through strategic acquisitions that can add shareholder value, be comfortably financed, and offer the appropriate operating synergies and cost benefits.”

Mr. Crain continued, “We continued our trend of solid revenue growth finishing the year with another record quarter”. We posted record revenues of $23.4 million during our fourth quarter, an improvement of 59.8% over the comparable prior year period. For the same quarter ended June 30, 2007, we also posted $347,000 in adjusted EBITDA which includes $179,000 in cost incurred in the launch of our international services group. Excluding our start-up costs for the international program, our adjusted EBITDA for the most recent quarter would have been $526,000 compared to $430,000 for the quarter ended June 30, 2006.

For our fiscal year ended June 30, 2007, we generated $1.4 million of adjusted EBITDA (including $263,000 in start-up costs for international) on $75.5 million in revenues. We generated $552,000 in adjusted EBITDA on $26.5 million in revenues for the comparable prior year period which includes only six months of Airgroup operations. On a pro forma basis, assuming we had had the benefit of Airgroup for the full twelve months for the fiscal year ended June 30, 2006, we would have generated $1.0 million of adjusted EBITDA on $54.6 million in revenues with revenue growth of $20.9 million and 38.3%; and growth in adjusted EBITDA of $400,000 and 40.0%. Excluding our start-up costs for the international program, our growth in adjusted EBITDA would have been $663,000 and 66.3%.”

Crain continued: “In addition to our progress in growing the Airgroup operations, in May of 2007 we also launched our automotive services group based in Detroit, Michigan. As part of this strategy, we entered into an agreement with Mass Financial to acquire, subject to various pre-closing conditions, certain assets formerly used in the operation of the automotive division of Stonepath Group, Inc. (the "Purchased Assets"). Concurrent with this agreement, we also entered into a Management Services Agreement (“MSA”) with Mass Financial (Mass) whereby we agreed to operate the Purchased Assets within our automotive services division during the interim period pending the ultimate closing of the transaction.

Shortly after commencing operation of the Purchased Assets pursuant to the MSA, a judgment creditor of Stonepath (the “Stonepath Creditor”) issued garnishment notices to the automotive customers being serviced by us disputing the priority of the underlying security interest of Mass in the Purchased Assets. As further detailed in our 10-K filing, although the garnishment action has been brought to a standstill, the dispute has created significant disruption within the automotive customer base and created uncertainty as to Detroit’s relative contribution moving forward. In the interim we have continued to service the automotive customers under the MSA and believe that there is a profitable core of business available to us pending resolution of the dispute as between Mass and the Stonepath Creditor. Through June 30, 2007 Radiant has incurred a loss of $196,000 in its operation of the Purchase Assets which is classified as “other long term assets” on our balance sheet which we expect to take as an offset against future payments for the Purchased Assets or we will seek reimbursement as an indemnity claim pursuant to the MSA.

In summary, the core business that we enjoy through the operation of Airgroup continues to gain strength as a result of our organic growth strategy. With Airgroup as the base, we continue to look for, and invest in new areas that we believe will add value to the platform. We expect our international program to become net contributor over the course of 2008 and we remain optimistic that we can unlock the value of our Detroit operations. We will provide additional updates as these initiatives develop.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three and twelve months ended June 30, 2007 and 2006 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED JUNE 30,		YEAR ENDED JUNE 30,	SIX MONTHS ENDED JUNE 30,
	2007	2006	2007	2006

Net income (loss)	$(86)	$98	$163	$71

Depreciation and amortization	230	217	830	423
Interest expense (income), net	(3)	9	6	11
Income tax expense (benefit)	138	63	156	(39)

EBITDA	279	387	1,155	466
Stock-based compensation and other non-cash charges	68	43	257	86
Adjusted EBITDA	$347	$430	$1,412	$552

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday October 2 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 255411.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. While it is impossible to identify all of the factors that may cause our actual operating performance, events, trends or plans to differ materially from those set forth in such forward looking statements, we have identified certain of the more salient risk factors such factors include, but are not limited to, the level of economic activity of our current customers, our ability to attract and retain new and existing customers, competitive conditions in our industry, our ability to successfully integrate newly established stations into our network, our ability to maintain relationships with our exclusive agents, our ability to identify and secure additional financing to execute our growth strategy, and those other factors disclosed in our Report on Form 10-K under the caption "Risk Factors" and other filings with Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward- looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statement to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Balance Sheets
(UNAUDITED)

	June 30,	June 30,
	2007	2006
ASSETS
Current assets -
Cash and cash equivalents	$719,575	$510,970
Accounts receivable, net of allowance for doubtful accounts of $259,960 at June 30, 2007 and $202,830 at June 30, 2006	15,062,910	8,487,899
Current portion of employee loan receivables and other Receivables	42,800	40,329
Prepaid expenses and other current assets	59,328	93,087
Deferred tax asset	234,656	277,417
Total current assets	16,119,269	9,409,702

Technology, furniture and equipment, net	844,919	258,119
Acquired intangibles, net	1,789,773	2,401,600
Goodwill	5,532,223	4,712,062
Employee loan receivable	80,000	120,000
Investment in real estate	40,000	40,000
Deposits and other assets	618,153	103,376
	$25,024,337	$17,044,859

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$800,000	$-
Accounts payable	11,619,579	4,096,538
Accrued transportation costs	1,651,177	1,501,374
Commissions payable	700,020	429,312
Other accrued costs	344,305	303,323
Income taxes payable	224,696	1,093,996
Total current liabilities	15,339,777	7,424,543

Long term debt	1,974,214	2,469,936
Deferred tax liability	608,523	816,544
Total liabilities	17,922,514	10,711,023

Minority Interest	57,482	-
Commitments & contingencies	-	-

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 33,961,639 at June 30, 2007 and 33,611,639 at June 30, 2006	15,417	15,067
Additional paid-in capital	7,137,774	6,590,355
Accumulated deficit	(108,850)	(271,586)
Total Stockholders’ equity	7,044,341	6,333,836
	$25,024,337	$17,044,859

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED JUNE 30,		TWELVE MONTHS ENDED JUNE 30,	SIX MONTHS ENDED JUNE 30,
	2007	2006	2007	2006

Revenue	$23,371,733	$14,626,332	$75,526,788	$26,469,049
Cost of transportation	15,455,623	9,486,259	48,812,662	16,965,966
Net revenues	7,916,110	5,140,073	26,714,126	9,503,083

Agent commissions	5,657,820	3,839,654	20,047,536	7,037,363
Personnel costs	1,168,822	515,362	2,916,073	1,154,449
Selling, general and administrative expenses	746,757	395,383	2,507,317	842,391
Depreciation and amortization	230,191	217,362	830,486	423,465
Total operating expenses	7,803,590	4,967,761	26,301,412	9,457,668

Income (loss) from operations	112,520	172,312	412,714	45,415

Other income (expense):
Interest income	9,470	3,334	16,272	14,800
Interest expense	(6,366)	(12,527)	(22,215)	(25,851)
Other	(18,218)	(2,773)	(42,686)	(2,773)
Total other (expense)	(15,114)	(11,966)	(48,629)	(13,824)

Income before income tax benefit and minority interest	97,406	160,346	364,085	31,591

Income tax expense (benefit)	137,542	62,550	155,867	(39,095)

Income (loss) before minority interest	(40,136)	97,796	208,218	70,686

Minority Interest	45,464	-	45,482	-

Net income (loss)	$(85,600)	$97,796	$162,736	$70,686

Net income (loss) per common share - basic	$-	$-	$-	$-
Net income (loss) per common share - diluted	$-	$-	$-	$-

Weighted average shares outstanding:
Basic shares	33,961,639	32,754,957	33,882,872	33,185,665
Diluted share	34,209,915	32,754,957	34,324,736	34,584,836

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED JUNE 30,		TWELVE MONTHS ENDED JUNE 30,	SIX MONTHS ENDED JUNE 30,
	2007	2006	2007	2006
Adjusted EBITDA	$347,428	$429,710	$1,412,213	$551,726
Stock-based compensation and other non-cash charges	68,402	42,809	257,181	85,619
EBITDA	279,026	386,901	1,155,032	466,107

Depreciation and amortization	230,190	217,362	830,486	423,465
Interest (income) expense, net	(3,104)	9,193	5,943	11,051
Income tax expense (benefit)	137,540	62,550	155,867	(39,095)
Net income (loss)	(85,600)	97,796	162,736	70,686

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash contribution to capital (rent)	-	-	-	-
Non-cash contribution to common stock	-	-	-	-
Non-cash compensation expense (stock options)	52,393	42,809	194,269	85,619
Amortization of intangibles	152,956	170,200	611,827	340,400
Depreciation and amortization	77,234	47,162	218,658	83,065
Amortization of deferred tax liability	(51,999)	(57,867)	(208,015)	(115,735)
Minority interest in income of subsidiaries	45,465	-	45,482	-
Deferred income tax benefit	14,142	-	14,142	-
Amortization of employee receivable	-	-	40,000	-
Provision for doubtful accounts	33,761	(135,000)	57,130	-
Change in purchased accounts receivable	-	225,271	(6,127)	225,271

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(3,449,239)	(1,730,640)	(6,632,141)	1,739
Other receivables	(1,200)	9,201	(2,471)	12,230
Prepaid expenses and other current assets	(198,366)	(53,223)	(238,128)	(116,446)
Accounts payable	4,965,251	(285,199)	7,309,007	(2,590,831)
Accrued transportation costs	(964,921)	439,012	149,803	1,501,374
Commissions payable	(276,459)	521,286	270,708	9,280
Other current liabilities	189,949	(232,688)	141,983	(182,677)
Income tax payable	11,265	219,845	(869,300)	(298,388)
Total adjustments	600,232	(819,831)	1,096,827	(1,045,099)

Net cash provided (used) by operating activities	$514,632	$(722,035)	$1,259,563	$(974,413)